Exhibit 12.1

The Priceline Group Inc.
Ratio of Earnings to Fixed Charges
(In thousands, except ratio data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Earnings Computation:
Earnings before income taxes	$863,117	$692,548	$1,390,727	$1,153,041
Fixed charges	70,527	59,227	135,240	114,527
Total earnings as adjusted	$933,644	$751,775	$1,525,967	$1,267,568

Fixed Charges Computation:
Interest Expense	$60,942	$50,290	$116,659	$97,184
Assumed interest element included in rent expense	9,585	8,937	18,581	17,343
Total fixed charges	$70,527	$59,227	$135,240	$114,527

Ratio of earnings to fixed charges	13.2	12.7	11.3	11.1